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OMMISSION
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 34163

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **August 1, 2005** AND ENDING **July 31, 2006**
                                   MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global United Securities Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

118 Baxter Street, Room 505

(No. and Street)

New York                      New York                10013

(City)                        (State)                (Zip Code)

**PROCESSED**

**OCT 13 2006**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**THOMSON**
**FINANCIAL**

Arthur Chow      (212) 225-6868

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Robert

(Name – *if individual, state last, first, middle name*)

| 57 Mott Street | New York | New York | 10013 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED

AUG 3 3 2006

**FOR OFFICIAL USE ONLY**

160

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Arthur Chow_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Global United Securities Ltd._____, as of _____July 31_____, 20__06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____President_____
Title

TUN FONG IU
Notary Public, State of New York
No. 01IU6149897
Qualified in Bronx County
Commission Expires 07/17/2010

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Global United Securities Ltd.

## Financial Statements and Supplementary Information

## For the Year Ended July 31, 2006

Robert Lee, CPA

# Global United Securities Ltd.
## Financial Statements and Supplementary Information
### For the Year Ended July 31, 2006

TABLE OF CONTENTS:

# Robert Lee, CPA
**Certified Public Accountants**
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

## INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Global United Securities Ltd.
118 Baxter Street, Suite 505
New York, NY 10013

We have audited the accompanying statement of financial condition of Global United Securities Ltd. (The Company) as of July 31, 2006, and the related statements of income (loss), cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Robert Lee, CPA*

New York, NY
August 23, 2006

# Global United Securities Ltd.

## Statement of Financial Condition

### July 31, 2006

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalent | $ | 64,897 |
| Securities owned: | | |
| Marketable, at market value (Note 3) | | 66,114 |
| Property and equipment (net of accumulated depreciation of $13,960) | | 6,612 |
| Other assets (Note 5) | | 5,275 |
| **TOTAL ASSETS** | $ | 142,898 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accrued expense | $ | 1,439 |
| Loan payable (Note 4) | | 29,825 |
| Total liabilities | | 31,264 |

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

| | | |
|---|---|---|
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $10, authorized 10,000 shares; | | |
| Issued and outstanding 10,000 shares | | 100,000 |
| Paid-in capital | | 76,000 |
| Retained earnings | | (64,366) |
| Total stockholder's equity | | 111,634 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 142,898 |

The accompanying notes are an integral part of these financial statements.

# Global United Securities Ltd.

## Statement of Income (Loss)

### For the Year Ended July 31, 2006

| | | |
|---|---|---:|
| **REVENUE** | | |
| Commission income | $ | 175,505 |
| Interest income | | 174 |
| Dividend income | | 1,641 |
| Other income | | 385 |
| Unrealized gains on marketable securities | | 5,270 |
| Realized gain on marketable securities | | 8,349 |
| **TOTAL REVENUE** | | 191,324 |
| | | |
| **EXPENSES** | | |
| Officers' salaries | | 12,800 |
| Staff salaries | | 17,009 |
| Payroll taxes expenses | | 1,617 |
| Clearance expense | | 62,283 |
| Data fee | | 18,211 |
| Rent | | 20,600 |
| Utilities | | 1,699 |
| Repair and maintenance | | 5,225 |
| Office supplies and office expenses | | 11,127 |
| Telephone and internet expense | | 6,709 |
| Insurance | | 12,424 |
| Travel and entertainment | | 6,425 |
| Depreciation expense | | 1,480 |
| Business gifts | | 650 |
| Dues and subscriptions | | 3,914 |
| Professional fee | | 3,250 |
| Interest expense | | 1,971 |
| Miscellaneous | | 2,262 |
| **TOTAL EXPENSES** | | 189,656 |
| | | |
| **NET INCOME BEFORE INCOME TAXES** | | 1,668 |
| | | |
| **PROVISION FOR INCOME TAXES (Note 2)** | | (637) |
| | | |
| **NET INCOME** | $ | 1,031 |

The accompanying notes are an integral part of these financial statements.

# Global United Securities Ltd.
## Statement of Cash Flows
## For The Year Ended July 31, 2006

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | | |
|---|---|---|---|
| Net income | | | $ 1,031 |
| Adjustments to reconcile change in net assets to net cash used by operating activities: | | | |
| Depreciation | $ 1,480 | | |
| Gains on marketable securities owned | (13,619) | | |
| Decrease in operating assets: | | | |
| Decrease in other assets | 1,044 | | |
| Decrease in operating liability: | | | |
| Increase in accrued expense | 984 | | |
| (Decrease) in loan payable | (30,450) | | |
| Net decrease in adjustments and operating assets | | | (40,561) |
| NET CASH USED BY OPERATING ACTIVITIES | | | (39,530) |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | |
|---|---|
| Capital expenditures | (4,000) |
| Proceeds from sale of marketable securities | 30,999 |
| Purchase of marketable securities | (2,620) |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 24,379 |

| | |
|---|---|
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (15,151) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 80,048 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 64,897 |

**SUPPLEMENTARY CASH FLOW INFORMATION**

| | |
|---|---|
| Cash paid during the year for corporate income taxes | $ 637 |
| Cash paid during the year for interest expense | $ 1,761 |

**The accompanying notes are an integral part of these financial statements.**

# Global United Securities Ltd.

## Statement of Stockholder's Equity

## For The Year Ended July 31, 2006

| | Common Stock | | Paid-In Capital | | Retained Earnings | | Total | |
|---|---|---|---|---|---|---|---|---|
| BALANCE, August 1, 2005 | $ | 100,000 | $ | 76,000 | $ | (65,397) | $ | 110,603 |
| NET LOSS | | | | | | 1,031 | | 1,031 |
| BALANCE, July 31, 2006 | $ | 100,000 | $ | 76,000 | $ | (64,366) | $ | 111,634 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Significant Accounting Policies

### Nature of Business

Global United Securities Ltd. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Revenue Recognition

Securities transactions (and the related commission, revenue and expenses) are recorded on a settlement dated basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

### Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

### Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with maturity of six months or less.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during reported period. Actual results could differ from those estimates.

### Marketable Securities Owned

Marketable securities owned are valued at fair market value, and securities not readily marketable are valued at fair market value as determined by management or other accepted market makers. Fair market value means that securities are valued at marked-to market and changes in trading account are recognized in earnings in the current period.

## Note 2 - Income Taxes

The Company has adopted SFAS No. 109 (Accounting for Income Taxes), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

## Note 3 – Marketable Securities Owned

Company owned marketable securities that are valued at marked-to-market at July 31, 2006 as follows:

```
1,000 shares of NASDAQ Stock Market Inc.    $ 29,900
5,000 shares of Lucent Technology             12,100
3,000 shares of Novell Inc.                   19,890
800 shares of Borland Software                 4,224
        Total marketable securities owned   $ 66,114
                                            ========
```

## Note 4 - Loan Payable

The Company obtained a $91,200 five-year loan payable to the Small Business Administration. The interest rate is 4% and the payments started March 14, 2004 at $2,693 per month and is due on March 14, 2007. The loan was awarded to qualified companies that suffered hardship during the September 11, 2001 terrorist attack. The loan is guaranteed by the shareholder and secured by assets of the Company. The loan principal was $29,825 and the interest expense totaled $1,971 at July 31, 2006.

## Note 5 – Other Assets

```
Security deposit                       $   3,600
NYS and NYC withholding receivable           175
Prepaid rent                                 550
Prepaid insurance                            950
    Total other assets                 $   5,275
                                       ========
```

## Note 6 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Act of 1934, which requires a broker-dealer to have, at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of $5,000. The net capital computed was $89,630 leaving capital in excess of requirements in the amount of $84,630. The capital ratio was 100% versus an allowable maximum of 1500% for the ratio of allowable indebtedness.

## Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

## Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk...Continued

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requires the customer to deposit additional collateral, or to reduce positions when necessary.

## Note 8 - Commitment and Contingent Liabilities

The Company has entered into a five year operating lease for office space at 118-122 Baxter Street, New York, New York and the lease will expire in 2010. The lease is non-cancelable and guaranteed by the shareholder.

Minimum payments under the terms of the lease are as follows:

| July 31, | Amount |
|---|---|
| August 1, 2006 to July 31, 2007 | $ 22,248 |
| August 1, 2007 to July 31, 2008 | 22,920 |
| August 1, 2008 to July 31, 2009 | 23,604 |
| August 1, 2009 to July 31, 2010 | 24,312 |
| Total | $ 93,084 |

A copy of the Company's Statement of Financial Condition as of July 31, 2006, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

## Schedule 1

# Global United Securities, Ltd.

### Computation of Net Capital Under S.E.C. Rule 15c3-1
### July 31, 2006

**Net Capital**

| | | | |
|---|---|---:|---:|
| Total stockholder's equity | | | $ 111,634 |

Deductions:

Non-allowable assets:

| | | | |
|---|---|---:|---:|
| Property and equipment - net of accumulated depreciation of $13,960 | $ | 6,612 | |
| Other assets | | 5,275 | |
| Haircuts on securities - trading and investment | | 9,920 | |
| Haircuts on securities - money market | | 197 | |
| Total deductions | | | 22,004 |
| Net capital | | | $ 89,630 |

Computation of basic net capital requirement

| | | | |
|---|---|---:|---:|
| Minimum net capital required | | | $ 5,000 |

| | | | |
|---|---|---:|---:|
| Excess net capital at 1500% | | | $ 84,630 |

| | | | |
|---|---|---:|---:|
| Ratio: Aggregate indebtedness to net capital | | | 0.35  to 1 |

| | | |
|---|---|---:|
| Accrued expenses | $ | 1,439 |
| Loan payable | | 29,825 |
| Total aggregate indebtedness | $ | 31,264 |

The rate of aggregate indebtedness to net capital is .35 to 1 compared to the maximum allowable ratio of 15 to 1.

# Global United Securities Ltd.
### Reconciliation of Net Capital Under S.E.C. Rule 15c3-1
#### As of July 31, 2006

| | | |
|---|---|---|
| Net capital per Focus report dated July 31, 2006 | $ | 89,630 |
| Add: | | |
| Net audit adjustments | | |
| Net capital per Audit report at July 31, 2006 | $ | 89,630 |

# Robert Lee, CPA
**Certified Public Accountants**
**57 Mott Street**
**New York, New York 10013**
**Tel: (212) 732-1050**
**Fax: (212) 732-3599**

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
Global United Securities Ltd.
118 Baxter Street, Suite 505
New York, NY 10013

Gentlemen:

In planning and performing our audit of the financial statements of Global United Securities Ltd. (The Company) for the year ended July 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) and (2) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II); and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by The Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of The Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above. The inclusion of the procedure to confirm marketable securities owned and held by management is now a part of the third party confirmation process and will strengthen the internal controls of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*Ramot Abe, CPA*

New York, NY
August 23, 2006